Media Release

RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON NOVEMBER 7, 2006

SINGAPORE, November 7, 2006 – Pacific Internet Limited (“PacNet”) wishes to announce that the Extraordinary General Meeting of PacNet was duly convened on November 7, 2006 and that the results of the resolutions set out in its Notice of Extraordinary General Meeting dated October 12, 2006 are as follows:

ORDINARY RESOLUTIONS

1. REMOVAL OF THE PRE-REQUISITION DIRECTORS – PASSED

THAT Mr. Claude Roger Charles, Mr. Lim Soon Hock, Mr. Tan Chin Kwang Johnson, Mr. Phey Teck Moh, Mr. Tan Meng Dong and Ms. Zhang Yun, be removed as Directors of the Company with immediate effect.

2. REMOVAL OF DIRECTORS APPOINTED ON OR AFTER SEPTEMBER 8, 2006 – PASSED

THAT all Directors, if any, appointed by the Board of Directors of the Company on or after September 8, 2006, be removed as Directors of the Company with immediate effect.

3.	APPOINTMENT OF MR. CLAUDE ROGER CHARLES AS DIRECTOR – NOT PASSED

THAT Mr. Claude Roger Charles (having consented to act provided both Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

4. APPOINTMENT OF MR. LIM SOON HOCK AS DIRECTOR – NOT PASSED

THAT Mr. Lim Soon Hock (having consented to act provided both Mr. Claude Roger Charles and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

5. APPOINTMENT OF MR. TAN CHIN KWANG JOHNSON AS DIRECTOR – NOT PASSED

THAT Mr. Tan Chin Kwang Johnson (having consented to act provided both Mr. Claude Roger Charles and Mr. Lim Soon Hock be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

6. APPOINTMENT OF MR. PHEY TECK MOH AS DIRECTOR – PASSED

THAT Mr. Phey Teck Moh (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

7. APPOINTMENT OF MR. TAN MENG DONG AS DIRECTOR – PASSED

THAT Mr. Tan Meng Dong (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

8. APPOINTMENT OF MS. ZHANG YUN AS DIRECTOR – PASSED

THAT Ms. Zhang Yun (subject to her consent) be and is hereby appointed as a Director of the Company with immediate effect.

9. APPOINTMENT OF MR. KOH BOON HWEE AS DIRECTOR – PASSED

THAT Mr. Koh Boon Hwee be and is hereby appointed as a Director of the Company with immediate effect.

10. APPOINTMENT OF WALTER J. SOUSA AS DIRECTOR – NOT PASSED

THAT Mr. Walter J. Sousa be and is hereby appointed as a Director of the Company with immediate effect.

11. INSPECTION OF PROXY FORMS – NOT PASSED

THAT the Company shall cause and permit all proxy forms (and any evidence of authorizations to sign such proxy forms) in respect of any votes made by way of proxy at the EGM to be made available for inspection by any shareholder of the Company during office hours at the registered office of the Company for a period of five days commencing from the conclusion of the EGM.

12. APPOINTMENT OF MR. STEVEN BARRY SIMPSON AS DIRECTOR – PASSED

THAT Mr. Steven Barry Simpson (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

Note: Mr Simpson’s appointment as a director is also subject to the approval of the Info-Communications Development Authority of Singapore.

13. MAJORITY OF INDEPENDENT DIRECTORS – NOT PASSED

THAT the Board of Directors should hereafter comprise a majority of Directors who are independent (as such term may be defined under the rules of NASDAQ and/or any other stock exchange on which the Company may, in the future, have its ordinary shares listed) and if the Company shall at any time not be compliant with the foregoing, it shall take steps to ensure that it again becomes compliant as soon as possible thereafter and in any event, by no later than any time limit stipulated by any applicable laws or regulatory authorities that have jurisdiction over the Company.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst

Thomas Rozycki Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 208 Email: tom@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg